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                                                                 Exhibit (e)(14)


                             [PARAVANT LETTERHEAD]


May 22,2000

Mr. John C. Zisco
45 Windy Willow Way
Branchburg, NJ 08876


Dear John,

I am pleased to offer you the position of Vice President, Chief Financial Officer of Paravant, reporting to me. Our strategy demands both organic growth and growth through acquisition, which requires that we continually refine our financial plans and strategy to meet our evolving needs. Your experience and excellent communications skills will enable you to chart a financial strategy, to assist us in implementing it and in communicating that strategy to the shareholders.

You will need to commit a certain amount of your time, early on, to updating your knowledge of the accounting requirements unique to a supplier to the US Department of Defense. I appreciate your expressions of willingness to work to become knowledgeable in this area. Several of our people can help you in that education process.

Kris Joshi, Jim Clifford and I are all pleased with your selection and feel comfortable that you will be a trusted advisor to us and to the Board and a key member of the senior management team.

Please review the elements of the offer as outlined on the attached. Your salary will be the same as mine is currently, which is an indication of our belief in your ability to contribute. Note also that we have attached your goals for the year, which should give you a clear sense of what you need to do. I anticipate that you will need to hire a "consolidator" and audit support person with Mil experience very quickly, to reside with us here in the New Jersey office.

As a condition of this offer and of employment, you will be required to sign a Drug-Free Workplace policy statement and a Confidentiality and Non-Competition Agreement.

The timing for you to join us now could not be better. We are entering our planning period in June for the next fiscal year and you will be able to benefit from and contribute to the process.

We hope you will accept this offer and though look forward to an answer on or before the close of business on Tuesday May 23,2000, with a start date of Thursday June 1,2000.

Sincerely,

/s/ William R. Craven
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William R. Craven
President
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Offer to John Zisco for CFO

Options Subject to Board Approval

Title: Vice President, Chief Financial Officer, Treasurer, and Assistant
Secretary

Reports to: President, Paravant Inc.

Responsible for:

            -     All matters of Financial Control and internal reporting

            - SEC and related reporting and all regulatory compliance matters

            -     Treasury Functions

            -     Coordination of legal and accounting services

            -     Headquarters Budgeting and Control

            -     Support of Investor Relations

            -     Support Matters related to the office of the Secretary

            - Support requests as may be made from time to time by the office of the President, Chairman and/or the board of Directors

1.    Salary - $170,000 per year

2. Bonus - Eligible under the HQ staff bonus program which is a formula based on Bookings, Revenues and EPS. The plan is targeted around 30% of base salary, however in FY 2000 the likelihood of payout under this plan is low due to poor performance. Note that this year ends September 30, 2000.

3. Options - You will be entitled to options under our Incentive Stock Option Program of 45,000 options to vest 1/3 per year over three years. The price of the options will be the market price at the close of your starting date.

4. Salary Review - Your salary will be reviewed in December 2000 for a change effective January 1, 2001. Such review will include consideration of your success to date in terms of your integration into the company, your accomplishment of the goals set forth and the overall company success in securing acquisitions in FY 2000. Thereafter your salary will be reviewed annually as part of the headquarters salary review submitted to the Board for consideration in December of each year.

5. Change of Control Provision - If a change of control occurs and you are not offered continued employment at the same basic level of responsibility and income, or should the company relocate the office of your position to a location which is greater then 50 miles from the current location, and you elect not to relocate to that location, you will receive 12 months salary and all your options will immediately vest upon control change or date of relocation.

6.    Vacation - 4 weeks per year, 2 weeks between June 1 and December 31, 2000.

7. Other - Comprehensive health benefits, free underground parking, 401k with up to 3% of salary match and 2 year vesting of company contribution.